Boone's Bourbon Co.

ANNUAL REPORT

105 S. Norfolk Way
Charleston, SC 29445
(843) 437-9166
www.drinkboonesbourbon.com

This Annual Report is dated July 23, 2026.

BUSINESS

Boone's Bourbon Co. ("Boone's Bourbon" or the "Company") is a domestic corporation formed under the laws of the state of South Carolina. Its prior business entity, Boone's Bourbon, LLC, was organized under South Carolina law on November 2, 2018, and conducted continuous operations until it converted to a domestic corporation under South Carolina law on March 8, 2022.

"Homegrown" Boone's Bourbon is an award-winning American Bourbon Whiskey brand that produces and sells spirits all across the United States. We created a brand that is meant for the upscale bourbon whiskey fan and nicer cocktail bars & restaurants. Founded by singer/songwriter Tyler Boone in 2015 and launched in 2018 in Charleston, SC at the Striped Pig Distillery. This is a cask-strength high-proof bourbon that is aged to perfection in brand-new American white oak charred barrels.

Boone's Bourbon has been notified of its inclusion in a claim from a former Co-packer. The Co-packer's Breach of Contract claim stems from an agreement between the Co-packer and a separate business entity that no longer exists, and has not conducted business in several years. The Co-packer's allegations state they are part-owners of Boone's Bourbon Co. and therefore are entitled to ownership. However, the Company's position is the Co-packer's claim exists without connection to the Company, and, further, that the agreement lapsed years ago due to non-performance. The Company has maintained its denial of the Co-packer's claim while attempting to resolve the matter informally. The Company has no intention of litigating the matter, the Co-packer has indicated they have no intention of litigating the matter, and no litigation has occurred. The Company has not recently received responsive correspondence from the Co-packer and believes the Co-packer has abandoned its claim however the Company will continue efforts in defending and informally pursuing settlement of the claim.

Previous Offerings

Name: Class A Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $211,810.26
Number of Securities Sold: 109,165
Use of proceeds: Marketing, Company Employment, Inventory, Working Capital, Research & Development, Operations
Date: April 21, 2022
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

The year ended December 31, 2025, compared to the year ended December 31, 2024.

Revenue

Revenue for the fiscal year 2025 was $92,242.00, more than a 25% increase compared to $68,815.00 fiscal year 2024.

Our sales increased mainly because of the increase in distribution, targeting marketing, and the addition of our single barrel offering and our beer sales increase.

Cost of sales

The cost of sales in 2025 was $19,669. Our costs of sales in the fiscal year 2024 was $64,612. The difference in cost of sales was due to our continued partnership with our distillery and brewery that takes care of our purchasing of raw materials.

Gross margins

2025 gross profit increased by $28,304 over 2024 gross profit as our strong partnerships with our distillery and brewery continue. This improved performance was caused by an increase in production scale.

Expenses

The Company's expenses consist of, among other things, compensation, marketing, and sales expenses, which decreased in 2025 by $55,552 from 2024. This decrease was due to zero compensation for the CEO and CFO.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows from years prior to 2025 will be indicative of the revenue and cash flows expected for the future because our growth has been consistent with recurring reorders. 2025 cash flow was affected by the repayment of certain loan obligations, the bulk of which have been satisfied.

Past cash was primarily generated through sales. Our goal is to focus on our top-selling regions/states and the continuation of our barrel program and beer sales growth which will boost sales and push up our margins.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $23,763.00.

Debt

The previously reported PayPal obligation was paid in full. No balance remained outstanding as of December 31, 2025.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Tyler Boone

 Tyler Boone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO and Founder, Director, President, Treasurer, and CFO

• Dates of Service: July 2015 — Present
• Responsibilities: Delegates day to day tasks, helps with big box retail relationships, launching the product in new markets and majority of the marketing. I also personally have funded all the marketing out of pocket for the past 4 years. I have never received a salary from Boone's Bourbon. I own 45% equity of Boone's Bourbon. I spend over 40 hours a week on Boone's Bourbon.

Other business experience in the past three years:

• Employer: Artist Formula
Title: Founder, CEO & President
Dates of Service: February 2020 — Present
Responsibilities: Build relationships with musicians and artists and promotes them through online services and on social media. Distribute albums, plan major music festivals. Guest speaker. I spend roughly 40 hours a week with Artist Formula.

Name: Michael Boone

 Michael Boone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: COO - Director of Operations, Director, and Secretary
• Dates of Service: February 2018 — Present
• Responsibilities: Mick handles a lot of the day to day tasks at the distillery, helps with product orders, delegates any payments to brokers and helps launch product in new markets and land new accounts.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Non-Voting Stock
Stockholder Name: Tyler Booone

Amount and nature of Beneficial ownership: 2,700,000
Percent of class: 49%

Title of class: Class A Common Non-Voting Stock
Stockholder Name: Michael Boone
Amount and nature of Beneficial ownership: 2,700,000
Percent of class: 49%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Class A Common Non-Voting Stock.

Class A Common Non-Voting Stock
• Authorized: 20,000,000
• Outstanding: 6,109,165
• Material Rights: Voting Rights. Each holder of Class A Non-Voting Common Stock, as such, shall be non-voting; provided, however, that:

(i) except as otherwise required by South Carolina Corporation Laws, holders of Non-Voting Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation relating to any class or series of Stock);

(ii) so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) this Certificate of Incorporation or the bylaws of the Corporation so as to adversely affect the preferences, rights or powers of the Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

 If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcoholic beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering equity in the amount of up to $1,027,340.00 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be

more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not

uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Boone's Bourbon was formed on 11/02/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Boone's Bourbon has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer

from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company has received notice of a claim for breach of contract by a third party that remains ongoing.
The Company has been notified of a claim for breach of contract made by a former Distributor. The Distributor's claim stems from an agreement between the Distributor and a separate business entity from the Company. The Company has denied the Distributor's claim and no litigation has occurred to date. While the parties are currently working to settle the dispute informally, the possibility of litigation, its associated costs, and unfavorable outcome against the Company remain, which may have an adverse effect on the Company and your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Boone's Bourbon Co.
By /s/ *Tyler Boone*

Title: CEO

By /s/ *Tyler Boone*
Name: <u>Tyler Boone</u>
Title: CEO

By /s/ *Michael Boone*
Name: <u>Michael Boone</u>
Title: Michael Boone

Exhibit A
FINANCIAL STATEMENTS

Boone's Bourbon

Balance Sheet - 2025

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Boone's Bourbon	22,830.00
BUS COMPLETE CHK	0.00
BUS COMPLETE CHK (3782) - 1	41,341.80
Flagship Checking (******2659)	-1,250.27
Total for Bank Accounts	**$62,921.53**
Accounts Receivable	
Accounts Receivable (A/R)	-14,382.24
Total for Accounts Receivable	**-$14,382.24**
Other Current Assets	
Suspense	-16,704.98
Undeposited Funds	-12,876.00
Total for Other Current Assets	**-$29,580.98**
Total for Current Assets	**$18,958.31**
Fixed Assets	
Long-term office equipment	
Apps/software/web services (>$200)	116.88
Total for Long-term office equipment	**$116.88**
Total for Fixed Assets	**$116.88**
Total for Assets	**$19,075.19**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
CREDIT CARD	22,784.63
Delta SkyMiles Platinum Card (--02000)	0.00
M. BOONE (4270) - 1	-3,048.93
Total for Credit Cards	**$19,735.70**
Total for Current Liabilities	**$19,735.70**
Total for Liabilities	**$19,735.70**
Equity	
Opening Balance Equity	26,908.72
Personal income	-1,500.00
Retained Earnings	-47,249.24
Net Income	21,180.01
Total for Equity	**-$660.51**
Total for Liabilities and Equity	**$19,075.19**

Boone's Bourbon

Invoice List by Date

January 1-December 31, 2025

DATE	TRANSACTION TYPE	NUM	NAME	MEMO	DUE DATE	AMOUNT	OPEN BALANCE
01/09/2025	Invoice	1222	Repub Natl Dist Co Comumbia		02/08/2025	4,800.00	0.00
02/20/2025	Invoice	1223	Aleph Wines		03/22/2025	4,000.00	0.00
03/15/2025	Invoice	1224	Repub Natl Dist Co Comumbia		04/14/2025	7,956.00	0.00
03/15/2025	Invoice	1225	Repub Natl Dist Co Comumbia		04/14/2025	4,920.00	0.00
04/14/2025	Invoice	1233	Aleph Wines		05/14/2025	480.00	0.00
05/06/2025	Invoice	1231	Heritage Wine and Spirits		07/05/2025	3,000.00	0.00
05/06/2025	Invoice	1232	Lipman Brothers		06/05/2025	1,600.00	0.00
05/18/2025	Invoice	1230	Lipman Brothers		06/17/2025	4,800.00	0.00
06/19/2025	Invoice	1234	Aleph Wines		07/19/2025	1,000.00	0.00
07/18/2025	Invoice	1235	Aleph Wines		08/17/2025	1,100.00	0.00
07/28/2025	Invoice	1236	Aleph Wines		08/27/2025	9,600.00	0.00
07/28/2025	Invoice	1237	Lipman Brothers		08/27/2025	2,000.00	0.00
07/29/2025	Invoice	1238	Sarah Stewart		07/29/2025	500.00	0.00
09/08/2025	Invoice	1239	Aleph Wines		10/08/2025	1,458.00	0.00
09/08/2025	Invoice	1240	Sarah Stewart		09/08/2025	500.00	0.00
10/27/2025	Invoice	1241	Aleph Wines		11/26/2025	1,654.00	0.00
10/28/2025	Invoice	1242	JVS Wine Import Co.		11/27/2025	5,820.00	0.00
12/16/2025	Invoice	1244	Lipman Brothers		01/15/2026	2,400.00	0.00
12/16/2025	Invoice	1245	Aleph Wines		01/15/2026	3,600.00	0.00
TOTAL						**$61,188.00**	**$0.00**

Boone's Bourbon

Statement of Cash Flows

January 1-December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	21,180.01
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	21,630.00
CREDIT CARD	22,784.63
M. BOONE (4270) - 1	-26,779.69
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$17,634.94**
Net cash provided by operating activities	**$38,814.95**
INVESTING ACTIVITIES	
Long-term office equipment:Apps/software/web services (>$200)	-116.88
Net cash provided by investing activities	**-$116.88**
FINANCING ACTIVITIES	
Personal income	-1,500.00
Net cash provided by financing activities	**-$1,500.00**
NET CASH INCREASE FOR PERIOD	**$37,198.07**
Cash at beginning of period	**$12,847.46**
CASH AT END OF PERIOD	**$50,045.53**

BOONE'S BOURBON
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Year Ended December 31, 2025

Description	Opening Balance Equity	Personal Income / Owner Distribution	Retained Earnings	Current-Year Net Income (Loss)	Total Equity (Deficit)
Balance at December 31, 2024	**$26,908.72**	-	**($28,689.33)**	**($25,440.94)**	**($27,221.55)**
Reclassification of 2024 net loss to retained earnings	-	-	($25,440.94)	$25,440.94	-
Other equity adjustment (reconciling item)	-	-	$6,881.03	-	$6,881.03
Owner distribution / personal income	-	($1,500.00)	-	-	($1,500.00)
Net income for 2025	-	-	-	$21,180.01	$21,180.01
Balance at December 31, 2025	**$26,908.72**	**($1,500.00)**	**($47,249.24)**	**$21,180.01**	**($660.51)**

The accompanying notes are an integral part of these financial statements.

Review note: The $6,881.03 reconciling item is mathematically derived from the supplied 2024 and 2025 balance sheets and should be confirmed by management before filing.

BOONE'S BOURBON

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2025 and 2024

NOTE 1 - NATURE OF OPERATIONS

Boone's Bourbon (the "Company") develops, markets, and distributes premium bourbon and beer products. The Company generates revenue primarily from product sales to distributors and other customers. The accompanying financial statements have been prepared from the Company's accounting records for the years ended December 31, 2025 and 2024.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are presented on the accrual basis of accounting. Assets, liabilities, revenues, and expenses are recognized in the period in which they are earned or incurred, as applicable.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. Cash reported in the statement of cash flows was $50,045.53 and $12,847.46 at December 31, 2025 and 2024, respectively.

Revenue Recognition

The Company generates revenue from sales of bourbon and beer products to distributors and other customers. Revenue is recognized when control of the products transfers to the customer and collection is reasonably assured. Customer payments are generally received by wire transfer or check.

Property and Equipment

Property and equipment are recorded at cost. At December 31, 2025, the Company reported $116.88 of software and web-service assets. No fixed assets were reported at December 31, 2024.

NOTE 3 - CURRENT LIABILITIES

At December 31, 2025 and 2024, the Company reported current credit-card liabilities of $19,735.70 and $23,364.03, respectively. Management has represented that the Company does not maintain a traditional bank line of credit and that no amounts were owed to the founders for personal funding provided to the Company as of December 31, 2025.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Management has represented that the Company had no material contractual commitments and was not involved in, or aware of, any pending or threatened litigation that would require disclosure as of December 31, 2025.

NOTE 5 - STOCKHOLDERS' EQUITY

The Company reports Class A Common Non-Voting Stock. Management has represented that Tyler Boone and Michael Boone each hold 50% of the current founder ownership and that there were no changes to the Company's authorized shares, issued and outstanding shares, or ownership percentages during 2025. The supplied balance sheets report total stockholders' deficit of $660.51 at December 31, 2025 and $27,221.55 at December 31, 2024.

The statement of changes in stockholders' equity includes a $6,881.03 other equity adjustment derived as the amount necessary to reconcile the equity-account balances reported on the 2024 and 2025 balance sheets. Management should confirm the nature and classification of this adjustment before the financial statements are finalized.

NOTE 6 - RELATED-PARTY TRANSACTIONS

The Company's Chief Executive Officer and stockholder, Tyler Boone, periodically uses personal funds to pay Company expenses and support operations. Management has represented that these amounts are treated as personal investments or capital support rather than loans, that the Company does not owe Tyler Boone for such funding, and that no related-party balance was outstanding at December 31, 2025.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these financial statements were prepared. Management has represented that no events or transactions occurred after December 31, 2025 that would have a material effect on the accompanying financial statements.

I, Tyler Boone, the CEO of Boone's Bourbon, hereby certify that the financial statements of Boone's Bourbon and notes thereto for the periods ending 12-31-2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024 the amounts reported on our tax returns were total income of $ -24,000; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 5-28-26.

Michael G. Boone

Chief Financial Officer

May 28, 2026